Exhibit 99.1

Genius Sports Enters into Definitive Agreement to Acquire Legend, Creating a Digital Sports and Gaming Media Powerhouse

•	Legend provides a scaled media platform, with world-class marketing technology powering owned and operated digital properties as well as syndication of sports and betting content

•	The acquisition will provide Genius Sports with a unique structural position as the only company operating two synergistic businesses across official sports data and media and advertising

•	Combination will unlock greater scale, stronger margins, and higher cash conversion than previously communicated at Investor Day

NEW YORK & LONDON, February 5, 2026 – Genius Sports Limited (NYSE: GENI) (“Genius Sports”) today announced it has entered into a definitive agreement (“Agreement”) to acquire Legend, a global, digital sports and gaming media network built to monetize attention, in a transaction valued at up to $1.2 billion, including $900 million payable at closing and an earnout of up to $300 million.

For Genius Sports, the transaction is expected to be immediately accretive to Group Adjusted EBITDA margins and Free Cash Flow conversion while maintaining at least 20% Group Revenue CAGR through 2028. On a 2026 annualized pro forma basis; after giving effect to the acquisition, the combination is expected to position us to achieve approximately $1.1 billion in Group Revenue, $320-330 million in Group Adjusted EBITDA with approximately 50% Free Cash Flow conversion.

Legend monetizes sports audiences through a scaled media network, with world-class marketing technology powering owned and operated digital properties. It also syndicates sports and betting content across major publications, such as Sports Illustrated and Yahoo Sports.

When sports fans are actively researching teams, players, odds, or scores, Legend’s technology helps connect those fans with relevant sportsbooks, gaming products, and advertisers in the moments they are most likely to act.

In 2025, Legend generated 320 million annual visits from 118 million unique visitors, with more than two-thirds returning on a regular basis. This acquisition will bring a large, highly engaged sports and gaming audience into Genius Sports’ media ecosystem along with predictable revenue.

Through FANHub, the world’s first sports fan activation platform, Genius Sports will connect this global audience and marketing technology with its full range of over 2,000 combined sports, media and betting partners via one integrated platform.

“This deal accelerates our strategic and financial objectives, supercharges fan monetization, and builds a fully integrated sports and gaming media network,” said Mark Locke, CEO of Genius Sports. “For Genius Sports and our global partners, it delivers more data, more audience, more inventory and greater monetization of sports fans. The acquisition of Legend will drive higher margins and stronger free cash flow, positioning Genius Sports to immediately transform the market and grow the size and scale of our business.”

“Joining forces with Genius Sports brings together two world class teams, unlocks unparalleled growth opportunities for our partners and products, and gives us an even stronger platform to scale,” said Nick Kisberg, Founder of Legend. “I am immensely proud of what we have built and the decades of hard work that have brought us here today.”

Preliminary Estimates of 2025 Financial Results and Updated Financial Outlook

Additionally, Genius Sports is reporting its preliminary unaudited estimates of financial results for the fiscal year ended December 31, 2025, subject to normal year-end adjustments:

•	Group Revenue of $669 million, reflecting 31% year-on-year growth

•	Group Adjusted EBITDA of $136 million, reflecting 59% year-on-year growth

•	Group Adjusted EBITDA margin of 20%

•	Cash and cash equivalents of $281 million

Genius Sports also expects it would generate Group Revenue of approximately $810-820 million, and Group Adjusted EBITDA of approximately $180-190 million in 2026 on a standalone basis. At the midpoint, this represents Group Revenue and Group Adjusted EBITDA growth of 22% and 36%, respectively, and a Group Adjusted EBITDA margin of 23%.

The acquisition and integration of Legend will also set a higher performance benchmark for 2028, reflecting the expanded scale of Genius Sports’ media and advertising platform and accelerated monetization across its global inventory:

•	Group Revenue of $1.6 billion, representing approximately 21% CAGR from 2026 to 2028

•	Group Adjusted EBITDA margin of approximately 35%

•	Free Cash Flow conversion of at least 60%

Transaction Details

The upfront consideration represents $900 million at close, comprising $800 million in cash and $100 million in stock consideration, with an additional earnout of up to $300 million split evenly across two years post-closing. The earnout is tied to the achievement of certain profitability and cash flow thresholds and is payable in cash or stock, at Genius’ election, subject to customary conditions.

At closing, Genius Sports expects to fund the acquisition with a $850 million Term Loan B issuance, with its revolving credit facility remaining undrawn. Pro forma leverage is expected to be below 3.0x, and the company expects to rapidly delever by more than half by 2028, driven by our strong and visible growth trajectory. The proposed acquisition is expected to close in the second quarter of 2026, subject to customary closing conditions.

Deutsche Bank Securities Inc. and Goldman Sachs & Co, LLC, are serving as financial advisors to Genius Sports and are providing committed financing related to the transaction. Macfarlanes LLP and Kirkland & Ellis LLP are serving as legal counsel to Genius Sports.

Oakvale Capital LLP and The Raine Group are serving as financial advisors to Legend. Latham & Watkins LLP and Herzog Fox & Neeman are serving as legal counsel to Legend.

Webcast and Conference Call Details

Genius Sports management will host a conference call and webcast today at 8:00AM ET to discuss the acquisition.

The live conference call and webcast may be accessed on the Genius Sports Investor Relations website at investors.geniussports.com or via the direct link below:

https://genius-sports-acquisition-of-legend-feb-2026.open-exchange.net/

A replay of the webcast will be available on the website within 24 hours after the call.

ENDS

Contact

Genius Sports

Media

Chris Dougan, Chief Communications Officer

+1 (202) 766-4430

chris.dougan@geniussports.com

Investors

Brandon Bukstel, Investor Relations Manager

+1 (954)-554-7932

brandon.bukstel@geniussports.com

Legend

Julia Milavic Davies, Head of Communications

+44 7968 902449

julia.milavicdavies@l1.com

About Genius Sports

Genius Sports is the official data, technology and broadcast partner that powers the global sports, betting and media ecosystem. Our technology is used in over 150 countries worldwide, creating highly immersive products that enrich fan experiences across the entire sports industry.

We are the trusted partner to over 1,000 sports organizations, including many of the world’s largest leagues, teams, sportsbooks, brands and broadcasters, such as the NFL, English Premier League, NCAA, DraftKings, FanDuel, bet365, Coca-Cola, EA Sports, CBS, NBC and ESPN.

Genius Sports is uniquely positioned through AI, computer vision and big data to power the future of sports fan experiences. From delivering augmented broadcasts and enhanced highlights, to automated officiating tools, immersive betting solutions and personalized marketing activations, we connect the entire sports value chain from the rights holder all the way through to the fan.

About Legend

Legend is the home of next-level player experience. Founded over 20 years ago, Legend is pioneering the way that people explore, play and bet on what they love.

Legend’s marketing and data-powered engine is behind more than 25 world-class brands in sports and gaming. The company is laser-focused on making every player interaction smarter, faster and more engaging.

With a team of more than 800 people, Legend combines deep industry expertise with a vibrant culture and ambitious mindset to deliver value on a global scale.

Preliminary Financial Information

The unaudited financial information presented in this press release is preliminary and may change as a result of, among other factors, Genius Sports’ financial closing procedures and as a result, Genius Sports’ final results may vary materially from the preliminary results included in this press release. The preliminary financial information included in this press release reflects Genius Sports’ current estimates based on information available as of the date of this press release and has been prepared by company management. This preliminary information should not be viewed as a substitute for full financial information prepared in accordance with GAAP and is not necessarily indicative of the results to be achieved for any future periods. This preliminary information could be impacted by the effects of financial closing procedures, final adjustments, and other developments.

Adjusted EBITDA and Free Cash Flow

We present Group adjusted EBITDA, Group adjusted EBITDA margin, Free Cash Flow, and Free Cash Flow Conversion, non-GAAP performance measures, to supplement our results presented in accordance with U.S. GAAP. Group Adjusted EBITDA is defined as earnings before interest, income tax, depreciation and amortization and other items that are unusual or not related to Genius’ revenue-generating operations, including but not limited to stock-based compensation expense (including related employer payroll taxes), litigation and related costs, transaction expenses and gain or loss on foreign currency. Group adjusted EBITDA margin is defined as Group adjusted EBITDA as a percentage of Group Revenue. Free Cash Flow is defined as Group adjusted EBITDA less Capitalization of internally developed software costs, purchases of property and equipment, changes in net working capital, and taxes. Free Cash Flow conversion is defined as Free Cash Flow as a percentage of Group adjusted EBITDA.

Group Adjusted EBITDA and Free Cash Flow are used by management to evaluate Genius’ core operating performance on a comparable basis and to make strategic decisions. Genius believes these measures are useful to investors for the same reasons as well as in evaluating Genius’ operating performance against competitors, which commonly disclose similar performance measures. However, Genius’ calculation of Group Adjusted EBITDA and Free Cash Flow may not be comparable to other similarly titled performance measures of other companies. These measures are not intended to be a substitute for any US GAAP financial measure.

We do not provide a reconciliation of non-GAAP measures on a forward-looking basis because we are unable to forecast certain items required to develop meaningful comparable GAAP financial measures without unreasonable efforts. These items are difficult to predict and estimate and are primarily dependent on future events. The impact of these items could be significant to our projections.

Forward-Looking Statements

This report contains forward-looking statements as defined in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements, including but not limited to statements relating to the closing timeline of the proposed acquisition and the results of the combined company, the preliminary estimates of financial results and our updated financial outlook. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify such forward-looking statements. Although Genius Sports believes that the forward-looking statements contained in this press release are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including but not limited to: financial closing procedures, final adjustments, and other developments; the occurrence of any event, change or other circumstances that could give rise to the right of one or more of the parties to terminate the Agreement; the outcome of any legal proceedings related to the proposed acquisition or otherwise, including the risk of shareholder litigation in connection with the proposed acquisition, including resulting expense or delay; the ability of Genius Sports and/or Legend to successfully manage legal, tax and regulatory risks in connection with their respective business or relating to the proposed acquisition; the ability to obtain regulatory approvals and meet other closing conditions to the proposed acquisition on a timely basis or at all, including the risk that regulatory approvals required for the proposed acquisition are not obtained on a timely basis or at all, or are obtained subject to conditions that are not anticipated or that could adversely affect Genius Sports following the proposed acquisition or the expected benefits of the proposed acquisition; risks related to the financing in connection with the proposed acquisition; difficulties and delays in integrating Legend’s business into that of Genius Sports’ business; failing to fully realize anticipated cost savings and other anticipated benefits of the proposed acquisition when expected or at all; business disruptions from the proposed Transaction that will harm Genius Sports’ or Legend’s businesses, including current plans and operations; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed acquisition; the ability of Genius Sports or Legend to retain and hire key personnel; the diversion of management’s attention from ongoing business operations; uncertainty as to the long-term value of the ordinary shares of Genius Sports following the proposed acquisition, including the dilution caused by Genius Sports’s issuance of additional shares as earn-out consideration; the continued availability of capital and financing following the proposed acquisition; the effects of global economic, political, market, and social events or other conditions; risks related to our reliance on relationships with sports organizations and the potential loss of such relationships or failure to renew or expand existing relationships; fraud, corruption or negligence related to sports events, or by our employees or contracted statisticians; risks related to changes in domestic and foreign laws and regulations or their interpretation; compliance with applicable data protection and privacy laws; pending litigation and investigations; the failure to protect or enforce our proprietary and intellectual property rights; claims for intellectual property infringement; our reliance on information technology; elevated interest rates and inflationary pressures, including fluctuating foreign currency and exchange rates; risks related to domestic and international political and macroeconomic uncertainty; and other factors included under the heading “Risk Factors” in its Annual Report on Form 20-F for the year ended December 31, 2024.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Genius Sports undertakes no obligation to publicly update or revise any forward-looking statements contained in this report, or the documents to which we refer readers in this report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

Important Cautionary Note about Combined Financial Information and Projections

The projected financial information for the combined businesses of Genius Sports and Legend is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. This information is provided for illustrative purposes only and should not be considered in isolation from, or as a substitute for, the historical financial statements of Genius Sports.

Our independent auditors have not audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation and, accordingly, have not expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this press release. The assumptions and estimates underlying the projected information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projected information. Various factors could cause actual future results to differ materially from those currently estimated by management, including, but not limited to, the risks described above and in Genius Sports’s filings with the SEC. Accordingly, there can be no assurance that our actual results will not differ materially from those presented in the projected information. Inclusion of the projected information in this press release should not be regarded as a representation by any person that the results contained in the projected information will be achieved.